UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

(Amendment No.   )*

Under the Securities Exchange Act of 1934

Spartan Acquisition Corp. II

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

846775203**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** As of the date hereof, the Class A Common Stock have no CUSIP number. The CUSIP number for the units which include the Class A Common Stock is 846775203.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 846775203

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Spartan Acquisition Sponsor II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 8,525,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 8,525,000 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,525,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) [24.7%]
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 846775203

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). AP Spartan Energy Holdings II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 8,525,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 8,525,000 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,525,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) [24.7%]
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 846775203

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo ANRP Advisors III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 8,525,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 8,525,000 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,525,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) [24.7%]
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 846775203

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo ANRP Capital Management III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 8,525,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 8,525,000 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,525,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) [24.7%]
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 846775203

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). APH Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 8,525,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 8,525,000 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,525,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) [24.7%]
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 846775203

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Principal Holdings III GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 8,525,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 8,525,000 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,525,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) [24.7%]
12	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.                                                         (a)                                 Name of Issuer

Spartan Acquisition Corp. II

(b)                                 Address of Issuer’s Principal Executive Offices

9 West 57th Street, 43rd Floor

New York, NY 10019

Item 2.                                                         (a)                                 Name of Person Filing

This statement is filed by (i) Spartan Acquisition Sponsor II LLC (“Spartan II Sponsor”); (ii) AP Spartan Energy Holdings II, L.P. (“AP Spartan”); (iii) Apollo ANRP Advisors III, L.P. (“ANRP Advisors”); (iv) Apollo ANRP Capital Management III, LLC (“ANRP Capital Management”); (v) APH Holdings, L.P. (“APH Holdings”); and (vi) Apollo Principal Holdings III GP, Ltd. (“Principal Holdings III GP”). The foregoing are collectively referred to herein as the “Reporting Persons.”

Spartan II Sponsor holds shares of Class B Common Stock of the Issuer convertible into Class A Common Stock.

AP Spartan is the sole member of Spartan II Sponsor. ANRP Advisors is the general partner of AP Spartan. ANRP Capital Management is the general partner of ANRP Advisors. APH Holdings is the sole member of ANRP Capital Management. Principal Holdings III GP is the general partner of APH Holdings.

(b)                                 Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of Spartan II Sponsor and AP Spartan is 9 West 57th Street, 43rd Floor, New York, New York 10019. The address of the principal business office of each of ANRP Advisors and Principal Holdings III GP is c/o Walkers Corporate Limited; Cayman Corporate Centre; 27 Hospital Road; George Town; Grand Cayman KY1-9008. The address of the principal business office of each of ANRP Capital Management and APH Holdings is One Manhattanville Road, Suite 201, Purchase, New York, 10577.

(c)                                  Citizenship

Spartan II Sponsor is a Delaware limited liability company. AP Spartan is a Delaware limited partnership.  ANRP Advisors and APH Holdings are each exempted limited partnerships registered in the Cayman Islands. ANRP Capital Management and Principal Holdings III GP are each an exempted company registered in the Cayman Islands with limited liability.

(d)                                 Title of Class of Securities

Class A Common Stock, par value $0.0001 per share (the “Common Stock”).

(e)                                  CUSIP Number

846775203

As of the date hereof, the Class A Common Stock have no CUSIP number. The CUSIP number for the units which include the Class A Common Stock is 846775203.

Item 3.                                                         If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.                                                         Ownership.

Beneficial ownership information is reported as of the date of filing of this Schedule 13G.

(a)                                 Amount beneficially owned:

Spartan II Sponsor	8,525,000
AP Spartan	8,525,000
ANRP Advisors	8,525,000
ANRP Capital Management	8,525,000
APH Holdings	8,525,000
Principal Holdings III GP	8,525,000

AP Spartan, ANRP Advisors, ANRP Capital Management, APH Holdings, and Principal Holdings III GP, and Messrs. Leon Black, Joshua Harris and Marc Rowan, the directors of Principal Holdings III GP, each disclaim beneficial ownership of all shares of Common Stock included in this filing, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b)                                 Percent of class:

Spartan II Sponsor	[24.7%]
AP Spartan	[24.7%]
ANRP Advisors	[24.7%]
ANRP Capital Management	[24.7%]
APH Holdings	[24.7%]
Principal Holdings III GP	[24.7%]

The percentages are based on 34,500,000 shares of Common Stock outstanding as of November 24, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed on December 1, 2020.

(c)                                  Number of shares as to which the person has:

(i)                                     Sole power to vote or to direct the vote:

0 for all Reporting Persons

(ii)                                  Shared power to vote or to direct the vote:

Spartan II Sponsor	8,525,000
AP Spartan	8,525,000
ANRP Advisors	8,525,000
ANRP Capital Management	8,525,000
APH Holdings	8,525,000
Principal Holdings III GP	8,525,000

(iii)                               Sole power to dispose or to direct the disposition of:

0 for all Reporting Persons

(iv)                              Shared power to dispose or to direct the disposition of:

Spartan II Sponsor	8,525,000
AP Spartan	8,525,000
ANRP Advisors	8,525,000
ANRP Capital Management	8,525,000
APH Holdings	8,525,000
Principal Holdings III GP	8,525,000

Item 5.                                                         Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.                                                         Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                                                         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.                                                         Identification and Classification of Members of the Group.

Not applicable.

Item 9.                                                         Notice of Dissolution of Group.

Not applicable.

Item 10.                                                  Certification.

Not applicable.

[The remainder of this page is intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021
SPARTAN ACQUISITION SPONSOR II LLC

By: AP Spartan Energy Holdings II, L.P., its sole member

By: Apollo ANRP Advisors III, L.P., its general partner

By: Apollo ANRP Capital Management III, LLC, its general partner

By: APH Holdings, L.P., its sole member

By: Apollo Principal Holdings III GP, Ltd., its general partner

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

AP SPARTAN ENERGY HOLDINGS II, L.P.

By: Apollo ANRP Advisors III, L.P., its general partner

By: Apollo ANRP Capital Management III, LLC, its general partner

By: APH Holdings, L.P., its sole member

By: Apollo Principal Holdings III GP, Ltd., its general partner

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO ANRP ADVISORS III, L.P.

By: Apollo ANRP Capital Management III, LLC, its general partner

By: APH Holdings, L.P., its sole member

By: Apollo Principal Holdings III GP, Ltd., its general partner

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO ANRP CAPITAL MANAGEMENT III, LLC

By: APH Holdings, L.P., its sole member

By: Apollo Principal Holdings III GP, Ltd., its general partner

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APH HOLDINGS, L.P.

By: Apollo Principal Holdings III GP, Ltd., its general partner

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO PRINCIPAL HOLDINGS III GP, LTD.

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President